UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Standstill Agreement with Streeterville Capital, LLC

On March 3, 2025, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), entered into a Standstill Agreement (the “Agreement”) with Streeterville Capital, LLC (“Streeterville”). Pursuant to the Agreement, Streeterville will not redeem any portion of its outstanding note with the Company, dated November 26, 2024 (the “Note”), during the earlier of (a) 60 days from March 3, 2025, or (b) the date on which any registration statement filed by the Company with the SEC in connection with any future fundraising transaction is declared effective (the “Standstill Period”). In consideration for the standstill, the Company will pay Streeterville a standstill fee equal to 2% of the outstanding balance of the Note (the “Standstill Fee”). As of March 3, 2025, the outstanding balance of the Note, inclusive of the Standstill Fee, is $1,916,287.86.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Standstill Agreement by and between Streeterville Capital, LLC and MKDWELL Tech Inc., dated March 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 5, 2025